Exhibit 99.2

Media Release

Planegg/Munich, Germany, October 29, 2019

MorphoSys AG Reports Third Quarter 2019 Financial Results

Conference call and webcast (in English) to be held on October 30, 2019 at 2:00pm CET

(1:00pm GMT/9:00am EDT)

•	Dr. Jean-Paul Kress started as new CEO of MorphoSys, September 1, 2019

•	Tafasitamab (MOR208):

•	Re-MIND met primary endpoint: real-world data study demonstrates clinical superiority of tafasitamab/lenalidomide combination compared to lenalidomide alone

•	Rolling submission for BLA initiated: preclinical data package submitted to FDA

•	MOR202: First clinical sites activated for phase 1/2 trial in membranous nephropathy

•	MOR106: Clinical development in atopic dermatitis stopped for futility

•	Tremfya®:

•	Partner Janssen submitted sBLA to U.S. FDA seeking approval of Tremfya® for treatment of active psoriatic arthritis; marketing authorization application to EMA

•	Royalty expectations for Tremfya® increased: MorphoSys now expects 2019 royalty income in the range of €30-35 million

•

Financial year 2019 guidance re-affirmed: revenues expected to reach upper end of€65 to 72 million range. EBIT is expected in the range of -€105 to -115 million; expenses for proprietary R&D in the range of €95 to 105 million

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today reported its financial results for the third quarter of 2019.

“The third quarter of 2019 has significantly advanced our preparations for seeking regulatory approval in the U.S. for our key asset tafasitamab,“ said Dr. Jean-Paul Kress, Chief Executive Officer of MorphoSys. “Today we announced compelling topline data of Re-MIND, our retrospective study in relapsed/refractory DLBCL. Re-MIND compares real-world data based effectiveness of lenalidomide monotherapy with the efficacy outcomes of the tafasitamab/ lenalidomide combination in our L-MIND trial. We are very pleased that the study met its primary endpoint, showing a superior best objective response rate (ORR) of the tafasitamab/ lenalidomide combination compared to lenalidomide monotherapy. The data complements the L-MIND primary analysis data we published in June this year and considerably supports the BLA submission, which we plan to complete by end of this year. Rolling submission was initiated and the pre-clinical data package was already submitted to the FDA.

Our commitment to unlock tafasitamab’s full clinical potential as well as to maximize the value of our entire proprietary pipeline remains unchanged. We are well on track to start our first-line trial of tafasitamab in DLBCL later this year and we successfully activated the first clinical sites for the phase 1/2 trial with MOR202 in membranous nephropathy.

While we were clearly disappointed to learn that results from the interim analysis for futility of the MOR106 IGUANA study did not support continuation of the clinical development in atopic dermatitis, we remain fully committed to the development of our proprietary early and late-stage drug candidates,” Dr. Kress continued.

“The last quarter was a successful quarter for Tremfya® and our partner Janssen,” commented Jens Holstein, Chief Financial Officer of MorphoSys AG. “Janssen submitted a sBLA for Tremfya® to the U.S. FDA for the treatment of patients with psoriatic arthritis and also recently announced the submission of a filing application in the same indication to EMA for Europe. Janssen reported a strong quarter for Tremfya® sales. This led us to adapt our expectations for the 2019 royalty income that we now anticipate in the range of €30-35 million.”

Financial Review for the third quarter of 2019 (IFRS; all figures rounded)

In Q3 2019 MorphoSys continued to focus on the research and development of drug candidates both for its own account as well as with its partners. Group revenues came in at €12.5 million in Q3 2019 as compared to €55.0 million in the third quarter of the previous year. Revenues in Q3 2018 comprised the payment of €47.5 million for the license agreement for MOR106 with Novartis.

Revenues in Q3 2019 also included an estimate of royalties on net sales of Tremfya® amounting to €9.3 million (estimate only since royalties for Q3 2019 had not been reported by Janssen as of the balance date). Due to the strong sales Janssen reported for Tremfya® for Q3 2019, we adapted our royalty guidance for Tremfya®. We now expect a royalty income ranging from €30-35 million at constant US dollar exchange rate, thus we anticipate to reach the upper end of our revenue guidance for 2019.

In the Proprietary Development segment, MorphoSys focuses on research and clinical development of its own drug candidates in the fields of cancer and inflammation. In Q3 2019, this segment recorded revenues of €1.4 million compared to €48.8 million in Q3 2018, which included the €47.5 million payment for the license agreement for MOR106 with Novartis. In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new drug candidates for pharmaceutical companies, benefiting from its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. In Q3 2019, revenues in this segment amounted to €11.0 million compared to€6.2 million in Q3 2018.

Total operating expenses increased to €40.3 million in the third quarter of 2019 from€25.3 million Q3 2018, based on the ramp-up of preparations for a potential tafasitamab U.S. commercialization as well as build-up of the MorphoSys U.S. operations. In Q3 2019, research and development expenses amounted to €25.9 million, as compared to €18.0 million in the third quarter of 2018. Expenses for proprietary R&D, including technology development, amounted to €23.7 million (Q3 2018: €15.9 million).

In the third quarter of 2019, cost of sales amounted to €1.0 million (Q3 2018: €0.9 million), selling expenses amounted to €4.4 million (Q3 2018: €1.3 million). General and administrative expenses increased from €5.1million in Q3 2018 to €9.0 million in Q3 2019.

Earnings before interest and taxes (EBIT) in Q3 2019 totaled -€27.0 million (Q3 2018: €30.1 million). The Proprietary Development segment reported an EBIT of -€30.5 million (Q3 2018: €30.3 million). EBIT in the Partnered Discovery segment was €8.8 million (Q3 2018: €3.8 million). In Q3 2019, the consolidated net loss was -€24.2 million (Q3 2018:net profit of €30.2 million). The earnings per share for Q3 2019 was -€0.76 (Q3 2018: earnings per share of €0.96).

At the end of Q3 2019, the Company had €412.4 million in cash, reported on the balance sheet under the line items “cash and cash equivalents”; “financial assets at fair value through profit or loss”; and current and non-current “other financial assets at amortized cost”. On December 31, 2018, the Group’s liquidity position amounted to €454.7 million.

The number of shares issued totaled 31,927,958 at the end of Q3 2019 (year-end 2018: 31,839,572).

Results for the first nine months 2019

During the first nine months of 2019, group revenues amounted to €60.7 million (Q1-Q3 2018: €66.0 million). Revenues in the first nine months of 2019 comprised the milestone payment by GSK of €22.0 million due to the start of phase 3 clinical development of otilimab in RA, whereas revenues in the first nine months of 2018 reflected the upfront payment made by Novartis of €47.5 million in connection with the license agreement for MOR106. Expenditure for proprietary R&D, including technology development, amounted to €68.8 million in the first nine months of 2019 (Q1-Q3 2018: €55.1 million). Consequently, the EBIT in the first nine months of 2019 amounted to -€56.3 million, compared to -€13.0 million in the first nine months of 2018.

Financial Guidance and Operational Outlook for 2019

For the year 2019, MorphoSys re-affirms its financial guidance. The company expects revenues at the upper end of its guidance of €65 to 72 million. The company’s EBIT is expected to be in the range of -€105 to -115 million. Expenses for proprietary development and technology development are forecasted to remain in a corridor of €95 to 105 million. For Tremfya®, MorphoSys adapted the royalty guidance and now expects royalty income ranging from €30-35 million at constant US dollar exchange rate (up from previously €23-30 million).

The guidance does not include revenues from potential future partnerships or licensing agreements for tafasitamab or any other compound currently in MorphoSys’s Proprietary Development segment. Effects from potential in-licensing or co-development deals for new development candidates are also not included.

In its Proprietary Development segment, MorphoSys expects the following events and activities until the end of 2019:

Tafasitamab (MOR208)

•	L-MIND trial

•	Complete rolling submission of Biologics License Application to U.S. FDA by year-end

•	Re-MIND study

•	Presentation of full data from retrospective observational study of patients treated with lenalidomide only in r/r DLBCL planned at ASH

•	B-MIND trial

•	Continue phase 3 study evaluating tafasitamab plus bendamustine in r/r DLBCL

•	Event-driven interim analysis for futility on track to be announced in Q4 2019

•	Front-line DLBCL: Initiate phase 1b trial of tafasitamab in combination with R-CHOP or R2-CHOP in Q4 2019

•	COSMOS: Data to be presented at a medical conference later in 2019

MOR202

•	MorphoSys: Start of phase 1/2 trial of MOR202 in anti-PLA2R-antibody positive membranous nephropathy (aMN) in Q4 2019

•	I-Mab: Continue two clinical trials of MOR202/TJ202 in r/r multiple myeloma in the Chinese region and expand trials to mainland China under recently IND clearances

MOR106

•	MorphoSys, Galapagos and Novartis will explore the future strategy of the compound

In its Partnered Discovery segment, MorphoSys expects the following events until the end of 2019:

Tremfya® (guselkumab):

Janssen is currently conducting phase 3 trials of Tremfya® in psoriatic arthritis and plans to present data at upcoming medical conferences. Further, Janssen announced that submission of a Marketing Authorization Application to EMA has been completed and the review process has started.

Janssen plans the start of a phase 1 trial of guselkumab in Chinese healthy volunteers, a phase 2 trial of guselkumab in pityriasis rubra pilaris, a phase 2/3 trial in ulcerative colitis and a phase 3 trial in palmoplantar-non-pustular psoriasis, according to clinicaltrials.gov.

BPS-804 (setrusumab):

Mereo Biopharma is currently investigating the antibody setrusumab, directed against sclerostin, in Osteogenesis Imperfecta (OI, brittle bone syndrome). According to clinicaltrails.gov, primary completion of the phase 2b study in adult patients is scheduled for later this year and Mereo Biopharma announced plans to start a pediatric study in OI within 2019.

Other partnered programs: publication of clinical data and achievement of regulatory milestones from other partnered programs may occur during the remainder of 2019.

Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’s partners.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, September 30, 2019)

in € million	Q3/2019	Q3/2018	Change		Q1-Q3 2019	Q1-Q3 2018	Change
Revenues	12.5	55.0	(77%)		60.7	66.0	(8%)
Total operating expenses	(40.3)	(25.3)	(59%)		(117.8)	(80.0)	(47%)
Cost of sales	(1.0)	(0.9)	(11%)		(10.9)	(0.9)	>(100%)
R&D expenses	(25.9)	(18.0)	(44%)		(75.3)	(61.0)	(23%)
thereof expenses for proprietary R&D and technology development	(23.7)	(15.9)	(49%)		(68.8)	(55.1)	(25%)
Selling expenses	(4.4)	(1.3)	>(100%)		(9.3)	(3.6)	>(100%)
G&A expenses	(9.0)	(5.1)	>(76%)		(22.4)	(14.5)	(54%)
Other income/expense	0.8	0.4	100%		0.8	1.0	(20%)
EBIT	(27.0)	30.1	>(100%)		(56.3)	(13.0)	>(100%)
Consolidated net (loss) / profit	(24.2)	30.2	>(100%)		(52.7)	(12.8)	>(100%)
Earnings per Share, basic and diluted (in €)	(0.76)	0.96	>(100%)		(1.67)	(0.41)	>(100%)
Cash position (end of period)	412.4	481.2	(14%)		412.4	481.2	(14%)
Equity ratio (end of period) (in %)	81.9	91.1	(9.9	PP)	81.9	91.8	(9.9	PP)
No. of R&D programs (end of period)	117	115	2%		117	115	2%
No. of clinical programs (end of period)1)	29	29	—		29	29	—
No. of proprietary clinical programs (end of period)2)	5	5	—		5	5	—

1)

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.

2)	Including otilimab (MOR103/GSK3196165), which is fully out-licensed to GSK, and MOR106, for which MorphoSys and Galapagos have signed a global licensing agreement with Novartis.

PP - Percentage points

The interim statement for the third quarter of 2019 (IFRS) is available online at

http://www.morphosys.com/FinancialReports

MorphoSys will hold its conference call and webcast tomorrow, October 30, 2019 to present the third quarter financial results 2019 and a further outlook for 2019.

Dial-in number for the analyst conference call (in English) at 2:00pm CET; 1:00pm GMT; 9:00am EDT:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
Participant PIN:	97683318#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript will be available at www.morphosys.com.

About MorphoSys:

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward-looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab (MOR208), and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’

expectations regarding its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’s collaborations, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih Head of Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26663 Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Dr. Verena Kupas Manager Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com